FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Dear Shareholder,

We are proud to present you the first issue of our Delhaize Group News, a quarterly newsletter which will provide you with important Company information. It is a next step in our ongoing efforts to improve our shareholder communications.

As a Delhaize Group shareholder, you have seen your Company go through a lot of significant changes. In three years, it has evolved from a portfolio of strong local banners with leading market positions to a coherent global group.

•	2001: Transformation

2001 was a historic year for your Company. Following 27 years of partnership as a partial owner, Delhaize Group acquired 100% of Delhaize America, formerly Food Lion, through a share exchange in April 2001. While the Delhaize Group shares continued to be listed on their historic home market, Euronext Brussels, an additional listing was added for its American Depositary Shares (ADS) on the New York Stock Exchange.

The reasons for this evolution were clear: a more flexible and simple financial structure; synergy creation through the exchange of best practices; and alignment of management interests. In one word: “value” for you, our shareholders.

Delhaize Group posted excellent results in 2001. Sales grew by 17.8% to EUR 21.4 billion (USD 19.2 billion) and cash earnings* per share increased by 18.2% to EUR 4.26 (USD 3.82).

•	2002: A Challenging Year

2002 is a much more difficult year than last due to the soft economic environment and intense competition we are facing in the United States plus the weakening of the U.S. dollar.

Particularly in the markets served by Food Lion and Kash n’ Karry, we see high unemployment and cautious consumer spending, resulting in weak sales at these two banners and pressure on our margins. The transaction count at Food Lion remains stable, but sales have declined due to less items bought per visit.

Sales at Hannaford in the Northeast of the U.S. and in Europe and Asia evolved as planned this year. The integration of Hannaford is proceeding better than planned. The synergies will exceed significantly the initial USD 75 million target.

In spite of this challenging current environment, Delhaize Group also continued to generate a significant amount of free cash flow, EUR 315.2 million (USD 292.1 million) during the first nine months of the year, thanks to our strong margins and better than expected working capital management. Combined with the weakening of the U.S. dollar this resulted in a sharp debt decrease from EUR 4.8 billion (USD 4.2 billion) to EUR 4.1 billion (USD 4.0 billion) since the beginning of the year.

•	Looking Ahead

During the last few months, investors, particularly in the U.S., have been faced with management scandals and accounting irregularities. Once again, we want to repeat our unconditional dedication to sound financial practice and transparency. Being listed on both sides of the Atlantic, we comply with exacting standards in global disclosure.

Delhaize Group remains among the international food retailers with the highest operating cash flow margin (7.3% in the first nine month of 2002). Nevertheless, management is working hard to reverse the negative earnings trend. In this newsletter you can read more on two of our priorities: top-line growth and debt reduction.

While working on these objectives, we will also continue our search for cost reduction opportunities in all our banners. They will give us resilience in this difficult period and enable us to protect our profitability.

Your Company will also continue to work hard to further improve the quality of its operations by providing customers with an optimal shopping experience, including offering quality products, variety, friendly service and the appropriate convenience at the highest value proposition.

My colleagues and I truly appreciate your support of Delhaize Group and look forward to taking up the challenges of the future.

Pierre-Olivier Beckers
President & CEO, Delhaize Group

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end the third quarter of 2002, Delhaize Group’s sales network consisted of 2,495 stores. In 2001, Delhaize Group posted EUR 21.4 Billion (USD 19.2 billion) in sales and cash earnings of EUR 339.0 million (USD 303.6 million). Delhaize Group employs approximately 147,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

*	Cash earnings: reported earnings plus goodwill amortization, store closing charges in the normal course of business and exceptional items, net of taxes and minority interests

Clear Priorities

During the conference call on November 7, 2002, covering Delhaize Group’s third quarter 2002 results, the Group’s President and CEO, Pierre-Olivier Beckers identified the Company’s major priorities.

PRIORITY #1: TOP-LINE GROWTH IN THE U.S.

Profitable sales growth is a priority in each country where Delhaize Group operates, but particularly at Food Lion in the United States. To this end, Food Lion will work to improve the shopping experience by focusing on short, medium and long-term strategies.

Short Term: Pricing, Assortment, Convenience

•	Food Lion is committed to maintaining its historical strong price leadership among supermarket operators. Through an extreme cost discipline, Food Lion is able to enjoy strong price positions in its overall offering. Using a local zone pricing strategy, Food Lion differentiates its pricing depending on the local competitive environment. In addition, Food Lion is committed to defending its market share, if necessary, by implementing promotional pricing.

•	The Food Lion assortment has historically been very strong in dry grocery and health and beauty products. Recently, extra focus has been given to enhancing its perishable departments such as produce, meat, and deli-bakery. We are seeing the first positive signs of this effort as year-to-date fruits and vegetables sales growth was higher than the average sales increase.

•	No other U.S. supermarket chain except Food Lion offers its customers such a strong combination of low price and convenience of a dense store network as well as ideally sized stores. Currently, the Food Lion teams are totally focused on increasing store convenience by easing, and speeding up, every step of the shopping process: from reaching the store, to finding merchandise, through final checkout.

Medium Term: Two Promising New Formats

•	The Company has developed two new, exciting store prototypes. Food Lion has identified more than 150 potential new store sites in its core markets alone.

•	Our new 38,000 square foot prototype has gained solid consumer acceptance. It provides a more modern environment than our earlier concepts while maintaining a low cost platform and strong price image.

•	In addition, we have developed a 28,000 square foot prototype with a lower breakeven point that can be deployed in the smaller underserved communities across all of our geographic trade areas.

Long Term: Strengthen Differentiation

•	Food Lion has an ongoing, strategic process to give its management a deep understanding of consumer needs in the future and on how Food Lion can improve its positioning to meet those needs. Today’s shoppers are more time-pressed than ever, and Food Lion is well positioned to respond to this situation by maximizing and customizing its convenience offering. At the same time, Food Lion will continue to deliver a consistent message of dependable and constant low-price leadership.

PRIORITY #2: DEBT REDUCTION

The acquisition of Hannaford in 2001 significantly increased the debt of Delhaize Group. The Group is committed to consistently reducing this debt. The Group is on target to reach its goal of a net debt to equity ratio of approximately 100% at the end of 2003. We have already decreased this ratio from 160% at the end of 2000 to 111 % at the end of the third quarter of 2002. This was possible thanks to the strong free cash flow generation of Delhaize Group: EUR 315.2 million (USD 292.1 million) since the beginning of the year.

Highlights Q3 2002 Results

•	Sales down 7.5% to EUR 5.0 billion (USD 5.0 billion) due to U.S. dollar weakening and closing of Super Discount Markets

•	Organic sales growth* of 2.0% due to store openings (+ 14 stores to 2,495) and sales growth at Hannaford, in Europe and in Asia

•	Reported earnings of EUR 23. 8 million (USD 23. 4 million) (EUR -14.9 million in Q3 2001)

•	EUR 88.6 million (USD 87.2 million) of free cash flow generated in Q3 2002

•	Net debt** down EUR 684.9 million to EUR 4.1 billion (USD 4.0 billion) during first nine months of the year due to the weaker U.S. dollar and debt paydown

	In USD		In EUR
in millions (except per share amounts)	Q3 2002	Q3 2002	Q3 2001	% Difference

Sales	4,960.6	5,042.3	5,453.2	-7.5%
Operating cash flow (EBITDA)	339.1	344.7	414.3	-16.8%
Operating profit (EBIT)	171.0	173.8	240.1	-27.7%
Financial result	(115.6)	(117.5)	(121.8)	-3.5%
Exceptional result	—	—	(109.7)	N/A
Income taxes	(31.8)	(32.3)	(60.6)	-46.7%
Reported earnings	23.4	23.8	(14.9)	N/A
Cash earnings	57.0	57.9	92.8	-37.6%
Reported earnings per share	0.26	0.26	(0.16)	N/A
Cash earnings per share	0.62	0.63	1.00	-37.3%

The press release on Delhaize Group’s Q3 results is available in English, French and Dutch from the Delhaize Group website, www.delhaizegroup.com, or the IR department.

*	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates

**	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus short-term investments (excl. treasury shares) and cash

Shareholder Information

Financial Calendar			Investors and Media

•	2002 Sales	January 9, 2003	•	Delhaize Group
•	2002 Results	March 13, 2003		Rue Osseghemstraat 53
•	2003 1st Quarter Results	May 8, 2003		1080 Brussels
Belgium

Ticker Symbol

•	Ordinary shares (Euronext Brussels): DELB	Guy Elewaut
•	ADRs (NYSE): DEG (each ADR represents	VP of IR and Corporate
	one Delhaize Group ordinary share).	Communications
Tel: +32 (0) 2 412 29 48
Fax: +32 (0) 2 412 29 76

Transfer Agent ADRs

•	The Bank of New York	•	Geoffrey d’Oultremont
	P.O. Box 11248		Investor Relations Manager
	New York, NY 10286-1248		Tel: +32 (0) 2 412 83 21
	Toll Free Ph#: 1-877-853-2191		Fax: +32 (0) 2 412 29 76

Where to Find Stock Quotes?		Investors Relations (United States)

•	www.delhaizegroup.com	•	Investor Relations
•	www.euronext.com		Delhaize Group
•	www.nyse.com		P.O. Box 1330
Salisbury, NC
28145-1330

Material Requests

•	Europe: +32 2 412 21 51	•	Amy Shue
•	U.S.: + 1 704 633 8250, ext. 3398		Investor Relations Manager
Tel: +1 704 633 8250, ext 3398
Fax: +1 704 636 5024

Contacts & Inquiries

•	Information regarding Delhaize Group (press releases, annual report, share price, frequently asked questions) can be found on Delhaize Group’s website: www.delhaizegroup.com.

Questions can be sent to

•	investor@delhaizegroup.com

Some of the statements in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 23, 2003	By:	/s/ Michael R. Waller
Michael R. Waller Senior Vice President